WOLLMUTH MAHER & DEUTSCH LLP

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NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
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||| 06010372

January 5, 2006

SUPPL

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

>   Re: Marks & Spencer p.l.c. (File No. 82-1961)
>   Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

Announcement	Issue Date
1. Notification of Major Interests in Shares	January 5, 2006

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: _George Rudy_

George Rudy
Authorized Representative

Enclosures

NOTIFICATION OF MAJOR INTERESTS IN SHARES RECEIVED

All relevant boxes should be completed in block capital letters.

1. Name of *listed company* MARKS AND SPENCER GROUP PLC	2. Name of shareholder with a major interest BRANDES INVESTMENT PARTNERS
3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18 NOT INDICATED	4. Name of the registered holder(s) and, if more than one holder, the number of *shares* held by each of them UNKNOWN

5. Number of *shares*/amount of stock acquired	6. Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)	7. Number of *shares*/amount of stock disposed	8. Percentage of issued *class* (any *treasury share* held by the *listed company* should not be taken into account when calculating percentage)
N/A	N/A	N/A	N/A

9. *Class* of *security* ORDINARY SHARES 25P EACH	10. Date of transaction N/A	11. Date *listed company* informed 5 JANUARY 2006

12. Total holding following this notification 115,488,402 ORDINARY 25P SHARES 16,304,675 ADRS	13. Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage) 12.71%
14. Any additional information 1 ADR IS EQUAL TO 6 ORDINARY SHARES	15. Name of contact and telephone number for queries ANTHONY CLARKE 020 8718 9940

16. Name and signature of duly authorised officer of the *listed company* responsible for making

this notification

ANTHONY CLARKE

Date of notification   5 JANUARY 2006